SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Amendment No. 1

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2015
Commission File Number: 001-15276

Itaú Unibanco Holding S.A.
(Exact name of registrant as specified in its charter)
Itaú Unibanco Holding S.A.
(Translation of Registrant’s Name into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Itaúsa
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:   ☐      No:   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:   ☐      No:   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

EXPLANATORY NOTE

This report on Form 6-K/A (Amendment No. 1) is being submitted for the sole purpose of furnishing an amended version of the “Risk Management – Pillar 3 (Third Quarter of 2015)” report (the “Risk Management Pillar 3 Report”) submitted on November 5, 2015.

The Risk Management Pillar 3 Report has been amended to correct the amounts relating to the exposure for “Fixed income interest rates in reais” in the table under Item 6.2 (“Portfolio Analysis – Interest rate risk in the non-trading book”) on page 33. Below is the corrected table.

Sensibility of Banking Position (1)

R$ million
		Prudential
	Exposures	9/30/2015
Risk factors	Risk of variation in:	Scenario I	Scenario II	Scenario III
Interest Rate	Fixed Income Interest Rates in reais	(3)	(1,148)	(2,196)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	0	(17)	(31)
Price Index Linked	Interest of Inflation coupon	(2)	(294)	(529)
TR	TR Linked Interest Rates	1	(241)	(527)
(1) Amounts net of tax effects.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Itaú Unibanco Holding S.A.
(Registrant)

Date: November 19, 2015	By:	/s/ Marcelo Kopel
		Name:	Marcelo Kopel
		Title:	Investor Relations Officer

By:	/s/ Eduardo Mazzilli de Vassimon
	Name:	Eduardo Mazzilli de Vassimon
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Risk Management – Pillar 3 3rd Quarter of 2015